# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

July 17, 2026

In the Matter of

**Clinuvel Pharmaceuticals Limited
Level 22, 535 Bourke Street
Melbourne, VIC 3000
Australia**

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

File No: 001-43353

Clinuvel Pharmaceuticals Limited has filed with the Commission and The Nasdaq Stock Market LLC an application to register its American depositary shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Clinuvel Pharmaceuticals Limited requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief